December 1, 2005

Joan Sullivan Garrett
Chief Executive Officer
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, AZ 85281

Re: MedAire, Inc.
Amendment No. 1 to Form 10
Filed on November 14, 2005
File No. 0-51555

Dear Ms. Garrett:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

History, page 4

2.   In the last paragraph of this section, you state that you "have determined that an on-going preferred provider agreement would be preferable to owning clinics throughout Asia." Please revise to describe "on-going preferred provider agreements."

Intellectual Property, page 13

3.   We note your response to comment 19. Please revise further to note the duration of your patent. Also, please revise to explain what the "Classification" column represents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

4.   In the last paragraph on page 18, you state that you paid $387,474 to purchase 46% of MedCrew, LLC and $714,567 to purchase the remaining 54% of MedCrew, LLC. We also note that you recorded a $714,567 charge to operations in connection with your purchase of the remaining 54%. Please revise to note why you paid significantly more for the remaining 54% of MedCrew, LLC and then charged that amount to operations.

Liquidity and Capital Resources, page 28

5.   We note your response to comment 27 and still do not understand how you are reflecting the MedSpace acquisition in your statements of cash flows. Please explain the following in your response:

   •   It appears that you have classified the accrual and payment of $387,474 for the net assets of MedSpace under operating activities in the statement of cash flows. Please provide us with your basis for this presentation.

   •   Also, please tell us whether the increase in accounts payable and accrued expenses in 2003 includes the excess purchase price. If this amount was paid in cash and represents an operating activity, please explain why you are adjusting net income for it.

   •   Additionally, in light of your disclosure in Note 14 and your response, it is unclear to us whether total cash payments of $1,102,041 were paid in December of 2003 or in 2004. Please reconcile this inconsistency and revise your disclosure if necessary.

- Finally, provide us with a summary that illustrates the impact that the transaction has had on the cash flow statement by line item for each period.

Contractual Obligations, page 30

6.   We note your response to comment 33. Based on your disclosure on pages 44-45, we note that upon termination without cause of Mr. Lara and Ms. Garrett, you are obligated to pay their salary and benefits for 12 and two months, respectively after termination date. In light of this disclosure, please revise your contractual obligations table to include these obligations or advise.

Risk Factors, page 30

The loss of certain key employees could adversely affect our business, page 33

7.   We note your response to comment 41. Please strike the language that you have employment agreements with Ms. Garrett, Mr. Lara, and Mr. Eaton given that this is mitigating language.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36

8.   We note your response to comment 43. Please revise to note the natural persons holding voting control and dispositive powers over Laerdal Medical Corporation and Best Dynamic Services Limited.

Summary Compensation Table, page 41

9.   Please revise to include information about Mr. Lara in the table. We note disclosure on page 39 indicating that he has served as Chief Operating Officer since November 2004. Provide additional disclosure regarding any stock option grants or exercise for Mr. Lara in the tables on page 42. Refer to Item 402(a)(4) of Regulation S-K.

Employment Contracts, page 44

10.   We note your response to comment 50. Please revise to discuss any provisions for bonus payments under the employment agreements. We note that Ms. Garrett received bonus payments in each of the last three fiscal years.

Item 7. Certain Relationships and Related Transactions, page 46

11.   We note on page 18 that you paid Ms. Garrett $102,041 for her interest in MedSpace. Please advise us why this transaction was not disclosed in this section or revise as necessary.

Item 10. Recent Sales of Unregistered Securities, page 49

12.   Please provide to us a more detailed analysis of the facts supporting your reliance on Rule 701. Your analysis should include a discussion of the requirements of Rule 701(c) and (d).

13.   Please revise to note the exercise price of the warrants issued to Mr. Lara.

Financial Statements for the years ended December 31, 2004, 2003, and 2002 and the six months ended June 30, 2005 and 2004, pages F-2 – F-31

Consolidated Statements of Cash Flows, page F-8

14.   We note your response to comment 61 and your reclassification of the cash acquired in the Global Doctor merger from operating activities to investing activities. Please tell us what consideration you gave to labeling the revised statement of cash flows as "restated" and explaining the restatement in a separate footnote. Refer to APB 20 and SFAS 154.

Note 5. Note Payable and Pledged Assets

15.   Please revise to disclose the conversion price of the notes payable. In addition, please tell us what consideration you gave to filing the loan agreement as an exhibit.

Note 7. Commitments and Contingencies, page F-19 – F-20

16.   We note your response to comment 66. We also note that you sold the mining rights in November of 2003 and your indication that in late 2003 you became aware that economic conditions had made the rights more valuable. As these events appear to have taken place within the allocation period defined in SFAS 141, we are unclear why you were unable to assign a value to the mining rights.

17.   We have read your response to prior comment 67. Since the risks and rewards have not yet been transferred, please tell us what consideration you gave to deferring all revenue until settlement or the commencement of the commercial mining operation. We refer you to SAB 104.

Note 9. Segment Reporting, pages F-21 – F-24

18.   We note your response to comment 68. We re-issue our previous comment. We
        are still unclear why you did not perform an impairment analysis on the long-
        lived assets of the Global Doctor segment in light of the possible sale of this
        segment and the pre-tax losses previously mentioned. In addition, tell us how you
        considered paragraph 28 of SFAS 142 in evaluating whether goodwill should be
        tested at any other time.

Note 13. Litigation, page F-28

19.   On page F-28, you state that you "are unaware of any legitimate claims that have
        not been addressed to the Australian Stock Exchange." Please strike this
        statement given that you are not qualified to make such judgments.

Note 14. Acquisitions and Dispositions, pages F-29 – F-31

20.   We note your response to comment 69. We also note that you valued the
        10,753,765 shares issued based on a third party valuation of $508,249 or
        $0.05/share or less considering the value of the vested stock options. This
        appears inconsistent with your disclosure on page 48 of historical stock prices.
        Please reconcile this apparent discrepancy. Also, please tell us how you valued
        the stock options issued. Finally, please revise your disclosure to clearly identify
        each component of the purchase price.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

You may contact Matthew Maulbeck, Accountant, at (202) 551-3466 or Stephen Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tom Curzon, Esq. (*via facsimile*)